Exhibit 99.2

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Performance of Wipro Limited for Quarter ended –September 30, 2013 Suresh Senapaty Executive Director and Chief Financial Officer October 22, 2013© 2012 WIPRO LTD | WWW.WIPRO.COM

Financial Summary for the Quarter Ended September 30, 2013 (IFRS) Wipro Limited (Continuing Operations) Q2 14 (Rs million) Seq Growth. YoY Growth. Revenues 109,920 13% 19% PBIT 22,422 27% 29% Net Income 19,321 19% 28% 1. Overall Revenues grew 19% YoY, while Net Income grew 28% YoY Revenue for the YoY Growth PBIT for the YoY Growth Particulars Qtr. (Rs million) for the Qtr. Qtr. (Rs million) for the Qtr. IT Services 100,679 20% 22,644 31% IT Products 9,374 4% 152 -44% 1. IT Services Revenue surpasses     100 billion in quarterly revenues 2. IT Services Revenue grew 20% YoY, with PBIT growth of 31% YoY 3. IT Products profitability impacted by Rupee depreciation © 2012 WIPRO LTD | WWW.WIPRO.COM

Highlights for the Quarter IT Services Revenue grew by 3.2% in constant currency above the mid-point of our guidance – strongest growth in the last 7 quarters IT Services Operating Margins improved by 2.5% to 22.5%—our highest Operating Margins in 3 years—operational efficiencies coupled and currency benefits offset the impact of wage hikes resulting in strong improvements in Operating Margins Strong Operating and Free Cash Flow generation at 89% and 80% of Net Income respectively Benefits from productivity measures continue to accrue to the business—Utilization improved by 135 basis points, FPP mix increased by 80 basis points © 2012 WIPRO LTD | WWW.WIPRO.COM

IT Services—Revenue Dynamics for Quarter Ended September 30, 2013 Vertical 1. All our industry verticals grew sequentially 2. Healthcare, Life sciences and Services grew 6.4% sequentially on constant currency 3. Global Media & Telecommunication grew 5.6% sequentially on constant currency 4. Finance Solutions grew 2.8% sequentially on constant currency Geographies 1. Americas grew 3.0% sequentially in constant currency 2. Emerging markets grew 7.9% sequentially in constant currency 3. India and Middle East grew 5.5% sequentially in constant currency Service Lines 1. Global Infrastructure Services grew around 5% sequentially on constant currency 2. Business Application Services grew 4.6% sequentially on reported currency 3. Product Engineering Services grew 3.5% sequentially on reported currency © 2012 WIPRO LTD | WWW.WIPRO.COM

Looking ahead Looking ahead For the quarter ending December 31, 2013 We expect the Revenue from our IT Services business to be in the range $1,660 Mn to $1,690 Mn* * Guidance is based on the following exchange rates: GBP/USD at 1.57, Euro/USD at 1.34, AUD/USD at 0.93, USD/INR at 61.98 © 2012 WIPRO LTD | WWW.WIPRO.COM

Supplemental Data Key Operating Metrics of IT Services © 2012 WIPRO LTD | WWW.WIPRO.COM

Key Operating Metrics in IT Services for the Quarter ended September 30, 2013 Particulars Q2’14 Q1’14 Q2’13 Revenue Composition Global Media & Telecom 13.9% 13.6% 14.4% Finance Solutions 26.4% 26.5% 27.0% Manufacturing & Hitech 19.0% 19.1% 19.0% Healthcare , Life Sciences & Services 10.1% 9.8% 9.5% Retail, Consumer Goods & Transportation 14.8% 15.1% 15.0% Energy, Natural Resources & Utilities 15.8% 15.9% 15.1% Geography Composition Americas 49.8% 49.7% 51.5% Europe 28.9% 29.0% 28.2% India & Middle East Business 8.3% 8.8% 8.6% APAC & Other Emerging Markets 13.0% 12.5% 11.7% People related Number of employees 147,216 147,281 140,569 © 2012 WIPRO LTD | WWW.WIPRO.COM

Thank You Suresh Senapaty Executive Director and CFO suresh.senapaty@wipro.com © 2012 WIPRO LTD | WWW.WIPRO.COM

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